

GULF ISLAND

INVESTOR PRESENTATION

November 2022

Cautionary Statements & Non-GAAP Measures

GULF ISLAND
BUILDING ON TRUST

Cautionary Statements

This presentation, including any oral statements made in connection therewith, contains forward-looking statements in which we discuss our potential future performance. Forward-looking statements, within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, are all statements other than statements of historical facts, such as projections or expectations relating to timing of delivery of vessels related to the Active Retained Shipyard Contracts and subsequent wind down of our Shipyard Division operations, diversification and entry into new end markets, improvement of risk profile, industry outlook, oil and gas prices, timing of investment decisions and new project awards, cash flows and cash balance, capital expenditures, liquidity and tax rates. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be,” “potential” and any similar expressions are intended to identify those assertions as forward-looking statements.

We caution readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include: the final assessment of damage at our Houma Facilities and the related recovery of any insurance proceeds; the duration and scope of, and uncertainties associated with, the ongoing global pandemic caused by COVID-19 (including new and emerging strains and variants) as well as the war in Ukraine (and the related European energy crisis) and the corresponding volatility in oil prices and the impact thereof on our business; timing and our ability to secure new project awards, including fabrication projects for refining, petrochemical, LNG, industrial and sustainable energy end markets; our ability to maintain and further improve project execution; our inability to realize the expected financial benefits of the Shipyard Transaction; the ability to successfully integrate the DSS Acquisition; the cyclical nature of the oil and gas industry; competition; consolidation of our customers; reliance on significant customers; financial ability and credit worthiness of our customers; nature of our contract terms; competitive pricing and cost overruns on our projects; adjustments to previously reported profits or losses under the percentage-of-completion method; weather impacts to operations; changes in contract estimates; suspension or termination of projects; our ability to raise additional capital; our ability to amend or obtain new debt financing or credit facilities on favorable terms; our ability to generate sufficient cash flow; any future asset impairments; utilization of facilities or closure or consolidation of facilities; customer or subcontractor disputes; our ability to resolve the dispute with a customer relating to the purported terminations of contracts to build two MPSVs and any other material legal proceedings; operating dangers, weather events and limits on insurance coverage; barriers to entry into new lines of business; our ability to employ a skilled workforce; loss of key personnel; performance of subcontractors and dependence on suppliers; changes in trade policies of the U.S. and other countries, including in response to Russia’s invasion of Ukraine; compliance with regulatory and environmental laws; lack of navigability of canals and rivers; systems and information technology interruption or failure and data security breaches; performance of partners in any future joint ventures and other strategic alliances; shareholder activism; focus on environmental, social and governance factors by institutional investors and regulators; and other factors described under “Risk Factors” in Part I, Item 1A of our 2021 Annual Report and as may be further updated by subsequent filings with the SEC.

Additional factors or risks that we currently deem immaterial, that are not presently known to us or that arise in the future could also cause our actual results to differ materially from our expected results. Given these uncertainties, Interested parties are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made, which we cannot control. Further, we may make changes to our business plans that could affect our results. We caution interested parties that we undertake no obligation to publicly update or revise any forward-looking statements, which speak only as of the date made, for any reason, whether as a result of new information, future events or developments, changed circumstances, or otherwise, and notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes.

Non-GAAP Measures

This presentation includes certain non-GAAP measures, including earnings before interest, taxes, depreciation and amortization ("EBITDA“), adjusted EBITDA, new project awards and backlog. We believe EBITDA is a useful supplemental measure as it reflects the Company's operating results excluding the non-cash impacts of depreciation and amortization. We believe adjusted EBITDA is a useful supplemental measure as it reflects the Company’s EBITDA excluding income or expense associated with certain nonrecurring items. We believe new project awards and backlog are useful supplemental measures as they reflect work that we are obligated to perform under our current contracts. New project awards represents the expected revenue value of contract commitments received during a given period, including scope growth on existing commitments. Backlog represents the unrecognized revenue value of new project awards, and for the periods presented, was consistent with the value of remaining performance obligations for contracts as determined under GAAP. See slide 37 for reconciliations of the relevant amounts to the most comparable GAAP measures.

Non-GAAP measures are not intended to be replacements or alternatives to GAAP measures, and interested parties are urged to consider these non-GAAP measures in addition to, and not in substitution for, measures prepared in accordance with GAAP. We may present or calculate non-GAAP measures differently from other companies.

COMPANY OVERVIEW

GULF ISLAND
BUILDING ON TRUST

~$104 million
of total revenue for nine
months ended Sept. 30, 2022

~$80 million
market capitalization
at Nov. 4, 2022

~$38 million
cash balance
at Sept. 30, 2022

Significant progress on Strategic Transformation has positioned Gulf Island to pursue Profitable Growth

Growing Services business
provides stable growth platform

Fabrication business strategically
positioned in attractive end markets

Gulf Island (GIFI) is a leading fabricator of complex steel structures and modules and services provider to the industrial and energy sectors. The Company is headquartered in The Woodlands, TX with its primary operating facilities in Houma, LA.

About Us

Strategic Operating Locations


LOUISIANA
College Station
Round Rock
Austin
San Marcos
Spring
Houston
Katy
Sugar L
Beaumont
Orange
Lake Charles
Lafayette
Baton Rouge
Covington
Biloxi
Gulfport
New Orleans
Victoria
Rockport
Corpus Christi
The Woodlands, TX
Broussard, LA
Harvey, LA
Houma, LA
Ingleside, TX

- Gulf Island's primary operating and fabrication facilities in Houma support both Fabrication and Services
- The Houma facilities consist of over 225 acres on the Navigation Canal, providing direct water access to the Gulf of Mexico
- Operating locations in Ingleside, Harvey and Broussard further support Services and provide an expanded geographic reach for personnel

Experienced Labor Force


Shipyard 25
Fabrication
202
Services
654

- Non-union, skilled labor force capable of fabricating complex steel structures and providing offshore services
- Shipyard labor available to support Fabrication upon completion of Shipyard wind down
- Proven ability to ramp-up headcount to support large fabrication projects based on deep pool of skilled craft labor in Houma region

Skilled, craft labor force and strategic location with direct water access is an important competitive advantage.

Segment Overview

Operates Through Two Business Segments



Oil & Gas

Industrial

SERVICES

Legacy Services Business
+
DSS Acquisition

FABRICATION

Oil & Gas

LNG

Renewables

Infrastructure

Revenue Mix



Fabrication 33%

Services 67%

Current mix reflects strength of Services business and low volume of large fabrication revenue. Anticipate relative mix to be more evenly split as work on large fabrication award begins in 2023.

Fabrication business will benefit from near-term project activity in LNG, while opportunities in energy transition present attractive long-term growth potential. Growth of Services business accelerated by DSS Acquisition in 4Q21, which doubled Services headcount and increased its service offerings. Expanded Services platform provides benefit of stable, predictable results while also driving pull-through Fabrication work.

Services Division

Maintenance & Decommissioning	Scaffolding	Coatings	Specialty	Municipal & Civil	Welding Enclosures
Welding	Traditional	Blasting/Painting	Torquing/Tensioning	Pump Stations	Spark Containment
Fitting	SafeDeck	Insulation	Hydrotesting	Levee Reinforcement	Pressurized Enclosures
Rigging		Fireproofing	Weld Isolation	Bulkheads	Firewatch
Equipment Operations		Ultra High Pressure	Cold Cutting	Spud Barge Ops	
Firewatch				Other Public Works	

     

Gulf Island's Services Division provides maintenance, repair, construction, scaffolding, coatings, welding enclosures and other specialty services on offshore and inland platforms and structures and at industrial facilities. Contracts are generally structured as time & materials or cost-reimbursable.

Services Past Projects

Maintenance & Decommissioning



Launcher Skid installation in connection with a subsea tie-back project.

Offshore Hookup



Hookup of a Tension Leg Platform at an offshore location. Facilities are connected to subsea equipment on the ocean floor to allow for hydrocarbon production.

Coatings



Coating project on offshore platform. Offshore environments are harsh, so maintenance coatings are critical to maintaining the life expectancy of an asset.

Scaffold



Scaffolding installation on an inshore project. Scaffolding allows easy access to remote areas.

Services business benefiting from favorable end market trends and DSS Acquisition.

Fabrication Division

Offshore O&G Structures	Offshore Wind Structures	Rolled Goods, Docks & Terminals	Subsea Structures	Modules, Skids & Piping Systems
Jacket Foundations	Jacket Foundations	Piles / Monopiles	PLETS/PLEMS	Equipment Modules / Skids
Decks	Electrical Substations	Large OD Pipe	Inline Sleds	Process Modules / Skids
Hulls	Steel Components	Mooring Dolphins	Jumpers	Pipe Racks
Process Modules / Skids	Support Structures	Dock Structures	Suction Piles	Pipe Spools
Sub-sea Tiebacks		Walkways	Manifolds	Specialty Piping
			Mudmats	

    

Gulf Island's Fabrication Division fabricates modules, skids and piping systems for onshore facilities; foundations and support structures for alternative energy developments; and offshore production platforms and associated structures. Contracts are generally structured as fixed-price or a hybrid of fixed-price, time & materials and cost-reimbursable.

Fabrication Past Projects

Ethane Cracker Modules



2,900-ton Secondary Quench Exchanger (SQE) module and three 2,500-ton process modules for Ethane Cracker Facility.

Offshore Wind Turbine Foundations



Five 400-ton Jacket Foundations with Piles and five 360-ton Transition Pieces for Offshore Turbine Foundations.

Onshore Gas Processing Module



1,000-ton Air Cooler module for Onshore Gas Processing Plant.

Breasting Dolphin



Six Mooring Jackets & four Breasting Dolphins for an LNG Facility.

Fabrication business benefitting from strong trends in small-scale market, while recent award of a large fabrication contract for an offshore project in the Gulf of Mexico highlights the momentum in the large project fabrication business.

Corporate Sustainability

Safety

A strong safety culture is a critical element of Gulf Island's success, and the Company is committed to the safety and health of its employees and subcontractors.

Community

Gulf Island is a vital part of the local community, and the Company is committed to giving back and supporting good causes. Employees participate in a variety of community activities, including Junior Achievement, Relay for Life, and Hurricane Relief.

Environment

Gulf Island is focused on reducing its carbon footprint within daily operations, with an emphasis on spill prevention, water and waste management, air emissions, and other natural resource conservation.

Diversity

Gulf Island is focused on promoting diversity and inclusion in the workplace. The Company's commitment to diversity extends across all divisions and disciplines, starting with the Board of Directors, who adopted a policy of promoting diversity on the Board.

Gulf Island works to build a sustainable and resilient Company for the employees and the communities in which it operates.

Safety



5-Year Safety Trend

—— Total Recordable Incident Rate (TRIR) —— Lost Time Incedent Rate (LTIR)









- Average Total Recordable Incident Rate of 0.47 for the last 3 years

- No Lost Time Incidents in over 5.7 million hours worked since 2020

Supporting the Community

Gulf Island Emergency Relief Fund

- Hurricane Ida – Over 7,750 hot meals served to the Company's workforce

- Hurricane Laura – Over 3,000 hot meals served to the community

Philanthropy and Community Involvement

- Relay for Life in Terrebonne Parish

- Junior Achievement in Houston

- LA Bayou Toy Drive






BUSINESS TRANSFORMATION

Business Transformation

Legacy Gulf Island

- Complex shipbuilding and fabrication contracts

- Reliant on the cyclical marine and offshore O&G end markets

- Heavily dependent on large, high-risk, fixed-price contracts

- High customer concentration

- Multiple facilities with significant under-utilized capacity and siloed organizational structure

- Over $300 million of high-risk shipbuilding backlog in break-even or loss position

- Over $290 million of outstanding bonds with ongoing high bonding requirements



The New Gulf Island

- Specialty services and fabrication business with focus on repeat customers, products and services

- Improved utilization, cost structure, competitiveness and project execution

- Higher mix of stable (time & material and cost-reimburseable) services work

- Expanded customer base

- Strong balance sheet and liquidity with significantly reduced bonding requirements

- Focus on value delivery: location, people, safety, quality and schedule assurance

- Focus on sustainable growth end markets for fabrication, including LNG, renewables and diversified industrial

Transformation Phases



Legacy Gulf Island → **1** **2** → **The New Gulf Island**

PHASE ONE:
Improve Liquidity and Operational Performance

PHASE TWO:
Pursue Stable, Profitable Growth

In 2020 Gulf Island outlined a transformational strategy intended to improve the Company's liquidity and operational performance to position the Company to pursue stable, profitable growth. With the significant progress achieved on the phase one initiatives, Gulf Island has shifted to phase two of its strategic transformation.

PHASE ONE – Improve Financial Strength and Operational Performance

GULF ISLAND
BUILDING ON TRUST

- **Reduce risk profile and strengthen liquidity**

- **Improve resource utilization and centralize key project resources**

- **Improve competitiveness and project execution**

1

- Sold Shipyard operating assets and long-term contracts (2Q21)
- Winding down remaining Shipyard Division operations (expected 1Q23)
- Improved project cash flow
- Increased mix of T&M and cost-reimbursable contracts

- Combined Fabrication activities within one division
- Closed certain under-utilized facilities
- Made strategic changes to key personnel and added functional expertise

- Applied disciplined approach to pursuing/bidding projects
- Increased rigor around post award project reviews with a focus on risk mitigation and accountability
- Initiated lessons learned program

PHASE TWO – Pursue Stable, Profitable Growth

- **Grow and diversify services business**

  - Grow offshore customer base and broaden services offerings
  - Expand services offerings to onshore markets
  - Acquired services business of Dynamic Industries (4Q21)

- **Expand skilled labor force**

  - Improve recruiting by expanding geographic and industry reach
  - Enhance retention
  - Increase focus on training and mentoring

- **Further strengthen project execution**

  - Further strengthen processes, procedures and personnel
  - Invest in automation
  - Remain disciplined

- **Pursue new growth end markets**

  - Near-term focus on higher-growth end markets such as LNG and Petro-Chem
  - Longer-term focus includes sustainable energy end markets including offshore wind
  - Awarded large fabrication project in Gulf of Mexico

2





Shifting End Market and Contract Mix

GULF ISLAND
BUILDING ON TRUST

- LNG and Petro-Chem provide near-term growth opportunity for Fabrication as transition to target mix
- Renewable and infrastructure will drive longer-term growth opportunity in large-project Fabrication
- Growth in Services will result in more diversified, stable business mix
- Sale of Shipyard and growth of Services significantly reduce risks and volatility due to lower mix of large, fixed price contracts

Previous Mix*

Infrastructure 5%
Other 5%
Petro-Chem 10%
LNG 5%
Offshore O&G 75%

Time & Materials 30%
Fixed Price 70%

Target Mix

Renewables 25%
Infrastructure 15%
Offshore O&G 40%
Petro-Chem 10%
LNG 10%

Time & Materials 60%
Fixed Price 40%

More diverse business mix and higher time & materials (including cost-reimbursable) contracts will result in a more stable, predictable earnings stream.

*Previous mix represents estimated amounts for 2020.

Shipyard Wind Down

Two 40-vehicle ferries for North Carolina DOT

- One ferry has completed USCG trials and target delivery is Nov. 2022
- Other ferry expected completion and delivery in 1Q23
- Design deficiencies have resulted in construction challenges and increased costs; Gulf Island has filed a lawsuit against the customer

One 70-vehicle ferry for Texas DOT

- Ferry has been launched; expected completion and delivery in 4Q22
- COVID impacts and customer directed changes have resulted in increased costs
- Working collaboratively with customer to reach an equitable adjustment

Two multi-purpose supply vessels for Hornbeck Offshore

- Contracts in litigation regarding wrongful termination by customer
- Vessels are no longer under construction; however, they remain in Gulf Island's possession at its Houma facilities
- Discovery is ongoing with trial date set for 1Q23

In 2Q21, Gulf Island sold its Shipyard Division's operating assets and long-term construction contracts. Certain contracts were retained, with the ferry contracts anticipated to be completed by 1Q23, at which time Gulf Island will no longer have any active Shipyard operations. The ferries are physically located at the Houma facilities and are being executed by retained shipyard personnel.

KEY INVESTMENT HIGHLIGHTS

Key Investment Highlights

1 **Attractive End Markets**

- LNG and Petro-Chem offer strong near-term growth for Fabrication
- Renewables and offshore wind provide longer-term growth for Fabrication
- High energy prices and labor constraints driving favorable Services trends

2 **Positioned for Growth**

- Baseload of stable craft labor and strategic location
- Long-standing customer relationships and reputation for quality and safety

3 **Improving Margin Profile**

- Growth in Services provides stable, profitable mix
- Improving Fabrication volumes will drive operating leverage

4 **Strong Balance Sheet**

- Financial stability
- Cash position offers flexibility to pursue growth

5 **Experienced Management Team**

- Management team with extensive and complementary industry experience

1. Attractive End Markets - Fabrication

LNG



Source: U.S. Energy Information Administration

Offshore Wind



Source: U.S. Energy Information Administration

Renewable Energy



Source: US Energy Information Administration, Annual Energy Outlook 2022

- Global demand for gas expected to result in increased investment in U.S. LNG

- U.S. LNG capacity was ~11.6 Bcf/d at the end of 2021, and EIA expects an increase of 40% by the end 2024

- 8 U.S. LNG export terminals operate today and 15 more are commissioning, under construction or approved for construction according to FERC

- Gulf Island fabricated the jacket foundations for the first U.S. offshore wind project

- EIA projects the U.S. reaches 6GW of offshore wind generating capacity by 2029

- Biden Administration announced a directive to evaluate the potential for offshore wind in the Gulf of Mexico

- Carbon capture, utilization and storage projects in the Gulf of Mexico growing

- Gulf Island's strategic location and capabilities to provide craft labor and fabricated structures provides competitive advantage

Favorable trends in the Gulf of Mexico and the accelerating Energy transition are driving favorable growth trends.

1. Attractive End Markets - Services

GULF ISLAND
BUILDING ON TRUST

Offshore Services



- High energy prices driving robust offshore O&G activity resulting in strong offshore services spending
- Offshore services demand benefitting from capital spending and maintenance that had been deferred in recent years
- Labor availability is limited resulting in favorable end market trends

Onshore Services



- DSS Acquisition brings stronger onshore services presence
- Offshore professionals and services provide a platform for onshore services growth

Other Services


SPARK SAFETY
GULF ISLAND
SPARK SAFETY

- Increased customer base and suite of services provides opportunity to cross-sell services
- Partnering with engineering companies to provide turnkey solutions

High energy prices and labor constraints creating unique opportunity for growing Services platform.

2. Positioned For Growth

Skilled Labor Force

- Experienced and long tenured labor force is an important strategic advantage given labor constraints

- Non-union, skilled labor capable of fabricating complex steel structures

- Over 600 offsite services professionals provides steady foundation for Services growth

- Skilled labor force delivers superior project efficiency and labor productivity driving increased value for customers

Strategic Location

- Located 30 miles from the Gulf of Mexico, Houma offers a strategic location that provides direct Gulf of Mexico water access

- Over $20 billion of anticipated energy capital spend in the next 3-5 years within 200 miles of the Houma facility

- With over 225 acres on the east bank of the Houma Navigation Canal, Houma provides opportunity for expansion

- Large pool of skilled craft labor in Houma and the surrounding area

2. Positioned For Growth

- Strong execution drives customer loyalty

- High quality, diversified customer base

- DSS Acquisition expanded customer base providing cross-sell opportunities

- Services platform provides opportunity for pull-though fabrication work

- Many clients embracing sustainability, providing new opportunities for growth



Loyal Customer Base

Deep industry relationships and history of quality execution.

3. Improving Margin Profile



- Reduced cost structure and exit of lower margin backlog

- Improved operational performance and more disciplined bidding

- Growing Services platform provides more stable, predictable margins

- Increase in value-added services and products will benefit margins

- Volume recovery in Fabrication will drive improved utilization and overhead absorption

Volume recovery

Grow value-add services and products

Grow Services

Improve operational performance

Reduce costs and sale of higher-risk backlog

Several favorable margin drivers should result in improving margin profile in coming years.

4. Strong Balance Sheet

Cash balance of ~$38 million at Sept. 30, 2022	No bank debt; surety requirements reduced	Exited higher-risk, long-term construction contracts	Liquidity and cash position allows Gulf Island to pursue growth
Monetized certain under-utilized assets, reduced costs and focused on strong project cash management.	Shipyard Transaction improved liquidity and significantly reduced ongoing bonding and letters of credit requirements of the business.	Shipyard Transaction allowed Gulf Island to divest break-even or loss contracts that represented 90% of backlog.	Expect to end 2022 with a cash balance in excess of $40 million, up from 3Q22 due to expected improvement in project working capital.

The Shipyard Transaction, the sale of under-utilized assets, and improved profitability provide a solid balance sheet that will support Gulf Island's growth objectives.

5. Experienced Management Team

Richard W. Heo
PRESIDENT & CEO

Joined Gulf Island in 2019

Previous Experience

- McDermott International, Inc. – Senior Vice President of North, Central and South America business unit
- Chicago Bridge & Iron N.V. ("CB&I") – Executive Vice President of Fabrication Services business unit; President of Engineered Products business unit
- KBR, Inc. – Various senior leadership positions in the Technology business unit

Westley S. Stockton
EXECUTIVE VICE PRESIDENT & CFO

Joined Gulf Island in 2018

Previous Experience

- CB&I – Senior Vice President & Chief Accounting Officer; Senior leadership positions within financial operations and M&A
- PricewaterhouseCoopers – Audit related roles
- Arthur Andersen – Audit related roles

Jamie L. Morvant
SR VICE PRESIDENT – Operations

Joined Gulf Island in 2000

Matt R. Oubre
SR VICE PRESIDENT – Commercial

Joined Gulf Island in 2021 through DSS Acquisition (with Dynamic since 1998)

Thomas M. Smouse
VICE PRESIDENT & CHRO

Joined Gulf Island in 2020

Senior leadership has average industry experience of ~26 years.

FINANCIAL OVERVIEW

Third Quarter Summary



Revenue of $39.6 million, up 102% from the prior year

EBITDA* of $1.9 million, up from an EBITDA* loss of $2.5 million in the prior year

Cash balance of $37.8 million (as of Sept. 30, 2022)

New project awards of $139.2 million, up ~$124 million from the prior year

Revenue increased due to strong growth in both Services and Fabrication. Services benefitted from contribution of the DSS Acquisition and organic growth in legacy offshore services. Fabrication revenue increased owing to strong small-scale fabrication work.

Improved EBITDA* results reflect a positive contribution from our Services and Fabrication Divisions (including gains from Hurricane Ida insurance proceeds of $1.3M), offset by costs associated with our Corporate Division (including non-cash impairment of $0.5M) and losses attributable to our retained Shipyard operations of $1.4M. *See slide 37 for reconciliations of net income (loss) to EBITDA.

3Q22 cash balance of ~$38 million was modestly below expectations due to a higher than anticipated increase in project working capital. Working capital (including cash) totaled ~$56 million at Sept. 30, 2022. Expect to exit 2022 with a cash balance in excess of $40 million.

Strong growth in new project awards was driven by the large fabrication award, the DSS Acquisition, as well as continued strength in small-scale fabrication work and the legacy offshore services business.

Third Quarter Performance - Services

GULF ISLAND
BUILDING ON TRUST

Services Revenue

$ in millions



$7.5
$10.3
$9.3
$13.5
$20.7
$22.2
$22.6
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22

3Q22 revenues were up strongly as a result of incremental revenue associated with the DSS Acquisition and organic growth in our legacy offshore services business.

Services Adjusted EBITDA*

$ in millions



$0.4
$1.4
$1.0
$1.7
$1.6
$2.7
$2.8
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22

3Q22 adjusted EBITDA* benefited from strong trends in the division's legacy offshore services business, a higher margin mix and the DSS Acquisition in 4Q21. Adjusted EBITDA* reflects the removal of transaction costs associated with the DSS Acquisition.

*See slide 37 for reconciliations of operating income to adjusted EBITDA.

Services New Project Awards

$ in millions



$6.4
$8.8
$8.9
$14.1
$19.4
$23.1
$22.1
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22

New project awards increased 147% year-over-year driven by the DSS Acquisition and higher offshore services work.

Expanded Services platform provides benefit of stable, predictable growth while also driving pull-through Fabrication work.

Third Quarter Performance - Fabrication

Fabrication Revenue
$ in millions



3Q22 revenue increased due to strong growth in small-scale fabrication work and facility fees to reserve capacity related to the large fabrication award, offset partially by the completion of several larger fabrication projects that were in progress in the prior period.

Fabrication Adjusted EBITDA*
$ in millions



3Q22 adjusted EBITDA* benefitted from growth in small-scale fabrication, facility fees and a higher margin mix, partially offset by low revenue volume and the associated partial under-recovery of overhead costs. Adjusted EBITDA* reflects the removal of charges and gains associated with the impacts of Hurricane Ida. See slide 37 for reconciliations of operating income (loss) to adjusted EBITDA.

Fabrication New Project Awards
$ in millions



3Q22 new project awards increased due to a large fabrication award during the quarter and continued strength in small-scale fabrication activity. Backlog totaled ~$109 million at Sept. 30, 2022, of which ~93% is being performed on a time & materials and cost-reimbursable basis.

Improving operating results reflect growth in small-scale fabrication, partially offset by low utilization levels due to low revenue volume. Expect volumes related to the large fabrication award to improve utilization levels and provide increased profitability beginning in 2023.

Third Quarter Balance Sheet and Liquidity

Total Cash Position
$ in millions



$54.6	$40.8	$37.8
4Q21	2Q22	3Q22

Decrease in cash from the end of 2021 due to an expected working capital increase for the acquired DSS Business (4Q21) and cash usage to fund the wind down of the Shipyard business. The decline from 2Q22 to 3Q22 was due to an increase in project working capital.

Total Surety Bonds
$ in millions



$291.2	$110.8	$121.1
4Q20	4Q21	3Q22

Significant decrease in outstanding surety bonds due to the Shipyard Transaction (2Q21). Remaining surety bonds include $50 million for Hornbeck MPSV projects, $55.8 million for active Shipyard contracts, and $15.3 million for Fabrication contracts and certain insurance coverages.



SUMMARY

Summary



- Progress on business transformation has created a **stronger, more predictable business** positioned for profitable growth

- Shipyard Transaction significantly **reduced risk profile** and **improved liquidity**

- Fabrication segment benefits from people and process improvements and by **improving end markets,** as highlighted by recent large fabrication award

- Growing Services business will provide **improved visibility** and result in a more **stable and diversified business** mix with higher margins

- Near term focus on LNG and Petro-Chem will drive near-term growth and **sustainable energy will drive long-term opportunity**

- **Strong balance sheet** positions the Company to pursue growth strategy

APPENDIX

Financial Reconciliation

GULF ISLAND
BUILDING ON TRUST

Services Segment EBITDA & Adjusted EBITDA

$ in millions

	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Operating income	$ 0.27	$ 1.29	$ 0.90	$ 1.03	$ 1.19	$ 2.34	$ 2.39
Add: Depreciation and amortization	0.16	0.14	0.14	0.21	0.36	0.39	0.38
EBITDA	**0.43**	**1.43**	**1.04**	**1.24**	**1.55**	**2.72**	**2.77**
Add: DSS Acquisition costs	-	-	-	0.48	-	-	-
Adjusted EBITDA	**$ 0.43**	**$ 1.43**	**$ 1.04**	**$ 1.72**	**$ 1.55**	**$ 2.72**	**$ 2.77**

Fabrication Segment EBITDA & Adjusted EBITDA

$ in millions

	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Operating income (loss)	$ 0.65	$ 0.43	$ (0.47)	$ (3.84)	$ (2.93)	$ 1.60	$ 2.12
Add: Depreciation and amortization	0.83	0.86	0.85	0.82	0.82	0.81	0.81
EBITDA	**1.48**	**1.29**	**0.37**	**(3.02)**	**(2.12)**	**2.41**	**2.93**
Add (Less): Hurricane Ida charges (gains)	-	-	0.02	3.17	0.33	(3.43)	(1.34)
Adjusted EBITDA	**$ 1.48**	**$ 1.29**	**$ 0.39**	**$ 0.16**	**$ (1.79)**	**$ (1.02)**	**$ 1.59**

Consolidated EBITDA

$ in millions

	3Q21	3Q22
Net income (loss) from continuing operations	$ 5.39	$ 0.60
Less: Income tax (expense) benefit	(0.01)	(0.01)
Less: Interest (expense) income, net	(0.06)	(0.05)
Less: Gain on extinguishment of debt	9.06	-
Operating income (loss)	(3.61)	0.65
Add: Depreciation and amortization	1.07	1.24
EBITDA	**$ (2.54)**	**$ 1.89**

Note: Certain totals may not recalculate due to rounding.

Contact Information

For questions or additional information please contact:

Paul Bartolai, CFA

773.551.1795

paul.bartolai@val-adv.com

 GULF ISLAND

BUILDING ON TRUST